Exhibit 99.1

Third Quarter 2018 Earnings Release

Scotiabank reports third quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2018 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Third Quarter 2018 Report to Shareholders, including our unaudited interim financial statements for the period July 31, 2018, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. In addition, Supplementary Financial Information is also available, together with the Third Quarter 2018 Report on the Investor Relations page of www.scotiabank.com.

Third Quarter Highlights on a Reported basis (versus Q3, 2017)	Third Quarter Year to Date Highlights on a Reported basis (versus YTD 2017)

• Net income of $1,939 million, compared to $2,103 million	• Net income of $6,453 million, compared to $6,173 million
• Earnings per share (diluted) of $1.55, compared to $1.66	• Earnings per share (diluted) of $5.10, compared to $4.85
• Return on equity of 13.1%, compared to 14.8%	• Return on equity of 14.7%, compared to 14.7%

Third Quarter Highlights on an Adjusted basis[1] (versus Q3, 2017)	Third Quarter Year to Date Highlights on an Adjusted basis[1] (versus YTD 2017)

• Net income of $2,259 million, compared to $2,117 million	• Net income of $6,799 million, compared to $6,219 million
• Earnings per share (diluted) of $1.76, compared to $1.68	• Earnings per share (diluted) of $5.34, compared to $4.89
• Return on equity of 14.5%, compared to 14.8%	• Return on equity of 15.2%, compared to 14.8%

TORONTO, August 28, 2018 – Scotiabank reported third quarter net income of $1,939 million compared to $2,103 million in the same period last year. Diluted earnings per share were $1.55, compared to $1.66 in the same period a year ago. Return on equity was 13.1%, compared to 14.8% last year.

During the quarter the Bank recorded Acquisition-related costs of approximately $320 million after tax ($453 million pre-tax), primarily relating to Day 1 provision for credit losses on acquired performing financial instruments as required under IFRS 9. Adjusting for these Acquisition-related costs, net income increased 7% to $2,259 million, and diluted earnings per share rose 5% to $1.76 compared to $1.68 last year. Return on equity was 14.5% compared to 14.8% a year ago.

The Bank has delivered strong results while continuing to make strategic investments to achieve scale in key markets. Canadian Banking and International Banking both realized strong growth and the recent acquisitions of Jarislowsky Fraser and BBVA Chile further strengthen the Bank’s platform. Global Banking and Markets continues to deliver consistent results.

Canadian Banking’s adjusted earnings grew 9% driven by strong commercial asset growth, margin expansion and positive operating leverage. The addition of Jarislowsky Fraser and the announced acquisition of MD Financial, both of which represent very high-quality assets, will enable the Bank to fulfil its strategic commitment to diversify and grow its global wealth management business.

International Banking reported a strong quarter with year-over-year adjusted earnings growth of 15%, on a constant currency basis. This was driven by continued momentum in the Pacific Alliance countries which experienced double digit loan growth, positive operating leverage and good credit quality.

The Bank’s Common Equity Tier 1 capital ratio remains strong at 11.4%. The quarterly dividend increased 3 cents to 85 cents per share – 8% higher than a year ago.

“Year-to-date investments to strengthen the Bank are enabling us to deliver an excellent customer experience, and are reflected in our third quarter results” said Brian Porter, President and CEO of Scotiabank. “The strong results from our Pacific Alliance operations demonstrate the continued strength of our diversified geography and business mix and our recent acquisitions will continue to enhance our operations in this key region. In the next quarter, we look forward to completing the acquisition of MD Financial.”

[1]	Adjusting for Acquisition-related costs. Refer to Non-GAAP Measures section on page 2.

Scotiabank Third Quarter Press Release 2018 1

Financial Results

The 2018 third quarter Reported results are presented below:

Reported Results	For the three months ended			For the nine months ended
(Unaudited)($ millions)	July 31 2018	April 30 2018	July 31 2017	July 31 2018	July 31 2017
Net interest income	$4,085	$3,950	$3,833	$11,971	$11,204
Non-interest income	3,096	3,108	3,061	9,356	9,139

Total revenue	7,181	7,058	6,894	21,327	20,343
Provision for credit losses	943	534	573	2,021	1,713
Non-interest expenses	3,770	3,726	3,672	10,994	10,962
Income tax expense	529	621	546	1,859	1,495

Net income	$1,939	$2,177	$2,103	$6,453	$6,173
Net income attributable to non-controlling interests in subsidiaries	(44)	70	58	84	183

Net income attributable to equity holders of the Bank	1,983	2,107	2,045	6,369	5,990
Preferred shareholders and other equity instrument holders	27	65	29	122	100
Common shareholders	$1,956	$2,042	$2,016	$6,247	$5,890

Earnings per common share (in dollars)
Basic	$1.60	$1.70	$1.68	$5.18	$4.89
Diluted	$1.55	$1.70	$1.66	$5.10	$4.85

Non-GAAP measures

The Bank uses a number of financial measures to assess its performance. Some of these measures are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability between companies using these or similar measures. The Bank believes that certain non-GAAP measures are useful in assessing ongoing business performance and provide readers with a better understanding of how management assesses business performance. These non-GAAP measures are used throughout this press release and are defined in the “Non-GAAP Measures” section of our Third Quarter 2018 Report to Shareholders.

Adjusted results and diluted earnings per share

The tables below present reconciliations of GAAP Reported financial results to Non-GAAP Adjusted financial results. The financial results have been adjusted for the following:

Acquisition-related costs

1.  Day 1 provision for credit losses on acquired performing financial instruments, as required by IFRS 9. The standard does not differentiate between originated and purchased performing loans and as such, requires the same accounting treatment for both.

2.  Integration costs – These generally include costs that are incurred on acquisition and related to integrating the acquired operations and will not form part of continuing operations once integration is complete.

3.  Amortization of acquisition-related intangible assets, excluding software.

2 Scotiabank Third Quarter Press Release 2018

	For the three months ended			For the nine months ended
($ millions)	July 31 2018	April 30 2018	July 31 2017	July 31 2018	July 31 2017
Reported Results
Net interest income	$4,085	$3,950	$3,833	$11,971	$11,204
Non-interest income	3,096	3,108	3,061	9,356	9,139

Total revenue	7,181	7,058	6,894	21,327	20,343
Provision for credit losses	943	534	573	2,021	1,713
Non-interest expenses	3,770	3,726	3,672	10,994	10,962

Income before taxes	2,468	2,798	2,649	8,312	7,668
Income tax expense	529	621	546	1,859	1,495

Net income	$1,939	$2,177	$2,103	$6,453	$6,173
Net income attributable to non-controlling interests in subsidiaries (NCI)	(44)	70	58	84	183

Net income attributable to equity holders	1,983	2,107	2,045	6,369	5,990
Net income attributable to common shareholders	1,956	2,042	2,016	6,247	5,890

Diluted earnings per share (in dollars)	$1.55	$1.70	$1.66	$5.10	$4.85

Adjustments for Acquisition-related costs
Provision for credit losses
Day 1 provision for credit losses on acquired performing financial instruments	$404	$—	$—	$404	$—
Non-interest expenses
Integration costs	26	—	—	26	—
Amortization of acquisition-related intangible assets, excluding software	23	18	19	59	63

Acquisition-related costs (Pre-tax)	453	18	19	489	63
Income tax expense	133	5	5	143	17

Acquisition-related costs (After tax)	320	13	14	346	46
Adjustment attributable to NCI	113	—	—	113	—

Acquisition-related costs (After tax and NCI)	$207	$13	$14	$233	$46

Adjusted Results
Net interest income	$4,085	$3,950	$3,833	$11,971	$11,204
Non-interest income	3,096	3,108	3,061	9,356	9,139

Total revenue	7,181	7,058	6,894	21,327	20,343
Provision for credit losses	539	534	573	1,617	1,713
Non-interest expenses	3,721	3,708	3,653	10,909	10,899

Income before taxes	2,921	2,816	2,668	8,801	7,731
Income tax expense	662	626	551	2,002	1,512

Net income	$2,259	$2,190	$2,117	$6,799	$6,219
Net income attributable to non-controlling interests in subsidiaries (NCI)	69	70	58	197	183

Net income attributable to equity holders	2,190	2,120	2,059	6,602	6,036
Net income attributable to common shareholders	2,163	2,055	2,030	6,480	5,936

Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders	$2,163	$2,055	$2,030	$6,480	$5,936
Dilutive impact of share-based payment options and others	31	2	12	51	51

Adjusted net income attributable to common shareholders (diluted)	$2,194	$2,057	$2,042	$6,531	$5,987
Weighted average number of basic common shares outstanding (millions)	1,223	1,198	1,200	1,207	1,205
Dilutive impact of adjustments for Acquisition-related costs	26	5	19	16	20

Adjusted weighted average number of diluted common shares outstanding	1,249	1,203	1,219	1,223	1,225

Adjusted diluted earnings per share (in dollars)	$1.76	$1.71	$1.68	$5.34	$4.89

Impact of Acquisition-related costs on diluted earnings per share (in dollars)	$0.21	$0.01	$0.02	$0.24	$0.04

Scotiabank Third Quarter Press Release 2018 3

Canadian Banking	For the three months ended			For the nine months ended
($ millions)	July 31 2018	April 30 2018	July 31 2017	July 31 2018	July 31 2017
Reported Results
Net interest income	$2,024	$1,906	$1,876	$5,869	$5,448
Non-interest income	1,349	1,325	1,390	4,038	4,138

Total revenue	3,373	3,231	3,266	9,907	9,586
Provision for credit losses	181	205	224	596	695
Non-interest expenses	1,661	1,641	1,633	4,907	4,858

Income before taxes	1,531	1,385	1,409	4,404	4,033
Income tax expense	401	368	364	1,155	1,036

Net income	$1,130	$1,017	$1,045	$3,249	$2,997
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	—	—	—	—
Net income attributable to equity holders	$1,130	$1,017	$1,045	$3,249	$2,997

Adjustments for Acquisition-related costs
Provision for credit losses
Day 1 provision for credit losses on acquired performing financial instruments	$—	$—	$—	$—	$—
Non-interest expenses
Integration costs	3	—	—	3	—
Amortization of acquisition-related intangible assets, excluding software	12	7	7	26	27

Acquisition-related costs (Pre-tax)	15	7	7	29	27
Income tax expense	4	2	2	8	7

Adjustments for Acquisition-related costs (After tax)	11	5	5	21	20
Adjustment attributable to NCI	—	—	—	—	—

Adjustments for Acquisition-related costs (After tax and NCI)	$11	$5	$5	$21	$20

Adjusted Results
Net interest income	$2,024	$1,906	$1,876	$5,869	$5,448
Non-interest income	1,349	1,325	1,390	4,038	4,138

Total revenue	3,373	3,231	3,266	9,907	9,586
Provision for credit losses	181	205	224	596	695
Non-interest expenses	1,646	1,634	1,626	4,878	4,831

Income before taxes	1,546	1,392	1,416	4,433	4,060
Income tax expense	405	370	366	1,163	1,043

Net income	$1,141	$1,022	$1,050	$3,270	$3,017
Net income attributable to non-controlling interests in subsidiaries (NCI)	—	—	—	—	—
Net income attributable to equity holders	$1,141	$1,022	$1,050	$3,270	$3,017

4 Scotiabank Third Quarter Press Release 2018

International Banking	For the three months ended			For the nine months ended
($ millions)	July 31 2018	April 30 2018	July 31 2017	July 31 2018	July 31 2017
Reported Results
Net interest income	$1,827	$1,758	$1,735	$5,292	$5,059
Non-interest income	1,026	984	910	3,007	2,790

Total revenue	2,853	2,742	2,645	8,299	7,849
Provision for credit losses	771	340	325	1,455	984
Non-interest expenses	1,510	1,438	1,442	4,390	4,269

Income before taxes	572	964	878	2,454	2,596
Income tax expense	97	219	206	509	628

Net income	$475	$745	$672	$1,945	$1,968
Net income attributable to non-controlling interests in subsidiaries (NCI)	(44)	70	58	84	183
Net income attributable to equity holders	$519	$675	$614	$1,861	$1,785

Adjustments for Acquisition-related costs
Provision for credit losses
Day 1 provision for credit losses on acquired performing financial instruments	$404	$—	$—	$404	$—
Non-interest expenses
Integration costs	23	—	—	23	—
Amortization of acquisition-related intangible assets, excluding software	11	11	12	33	36

Acquisition-related costs (Pre-tax)	438	11	12	460	36
Income tax expense	129	3	3	135	10

Adjustments for Acquisition-related costs (After tax)	309	8	9	325	26
Adjustment attributable to NCI	113	—	—	113	—

Adjustments for Acquisition-related costs (After tax and NCI)	$196	$8	$9	$212	$26

Adjusted Results
Net interest income	$1,827	$1,758	$1,735	$5,292	$5,059
Non-interest income	1,026	984	910	3,007	2,790

Total revenue	2,853	2,742	2,645	8,299	7,849
Provision for credit losses	367	340	325	1,051	984
Non-interest expenses	1,476	1,427	1,430	4,334	4,233

Income before taxes	1,010	975	890	2,914	2,632
Income tax expense	226	222	209	644	638

Net income	$784	$753	$681	$2,270	$1,994
Net income attributable to non-controlling interests in subsidiaries (NCI)	69	70	58	197	183
Net income attributable to equity holders	$715	$683	$623	$2,073	$1,811

Business Segment Review

Canadian Banking

Q3 2018 vs Q3 2017

Net income attributable to equity holders was $1,130 million, an increase of 8%. Adjusting for Acquisition-related costs, net income was $1,141 million compared to $1,050 million, up 9%. This was driven by strong asset growth, margin expansion and lower provision for credit losses, partially offset by lower non-interest income and higher non-interest expenses. Lower real estate gains impacted earnings growth by 3%.

Q3 2018 vs Q2 2018

Net income attributable to equity holders was $1,130 million, an increase of 11%. Adjusting for Acquisition-related costs, net income was $1,141 million compared to $1,022 million, up 12%. The increase in net income was due primarily to higher net interest income driven by three additional days in the quarter, higher non-interest income and lower provision for credit losses. This was partially offset by higher non-interest expenses, lower income from investments in associated corporations and the previous quarter’s benefit from an additional month of earnings due to the alignment of reporting period of the Canadian insurance business with the Bank (“Alignment of reporting period”).

Scotiabank Third Quarter Press Release 2018 5

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Net income attributable to equity holders was $3,249 million, an increase of 8%. Adjusting for Acquisition-related costs net income was $3,270 million compared to $3,017 million, up 8%. The increase was due primarily to higher net interest income driven by strong asset growth, along with margin expansion, lower provision for credit losses and higher income from investments in associated corporations. This was partially offset by higher non-interest expenses. Significantly lower real estate gains were only partially offset by the benefit from the Alignment of reporting period.

International Banking

Q3 2018 vs Q3 2017

Net income attributable to equity holders of $519 million was down $95 million or 15%. Adjusting for Acquisition-related costs, net income increased by $92 million or 15% to $715 million largely driven by strong loan and deposit growth in Latin America, higher non-interest income and a lower effective tax rate, partly offset by higher non-interest expenses.

Q3 2018 vs Q2 2018

Net income attributable to equity holders was down 23% from last quarter. Adjusting for Acquisition-related costs, net income was up $32 million or 5% driven by strong loan growth in Latin America and higher non-interest income, partly offset by higher non-interest expenses and provision for credit losses.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Net income attributable to equity holders was $1,861 million, an increase of $76 million or 4%. Adjusting for Acquisition-related costs, net income was $2,073 million up $262 million or 14% driven by strong loan growth in Latin America and higher non-interest income, partly offset by a lower net interest margin and higher non-interest expenses.

Global Banking and Markets

Q3 2018 vs Q3 2017

Net income attributable to equity holders was $441 million, in line with the prior year. Higher net interest income due mainly to higher loan volumes and margin, the benefit of lower provision for credit losses, and the favourable impact of foreign currency translation, were offset by lower non-interest income, and increased non-interest expenses.

Q3 2018 vs Q2 2018

Net income attributable to equity holders decreased by $6 million or 1%, driven by lower non-interest income, partly offset by reductions in non-interest expenses, and the favourable impact of foreign currency translation.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Net income attributable to equity holders was $1,342 million, a decrease of $85 million or 6%, driven by lower non-interest income, increased non-interest expenses and the high level of client-driven equities trading last year. This was partly offset by increases in net interest income and the benefit from lower provision for credit losses.

Other

Q3 2018 vs Q3 2017

Net loss attributable to equity holders was $107 million, compared to $55 million. This was due mainly to lower gains on sale of investment securities and lower contributions from asset/liability management activities, partly offset by lower non-interest expenses.

Q3 2018 vs Q2 2018

Net loss attributable to equity holders was $107 million, compared to $32 million. This was due mainly to lower gains on sale of investment securities and lower contributions from asset/liability management activities, partly offset by lower non-interest expenses.

6 Scotiabank Third Quarter Press Release 2018

Year-to-date Q3 2018 vs Year-to-date Q3 2017

Net loss attributable to equity holders was $83 million, compared to $219 million. This was due to lower non-interest expenses primarily related to the benefits remeasurement of $150 million ($203 million pre-tax), and the positive impact of foreign currency translation (including hedges). This was partly offset by lower gains on sale of investment securities. Higher non-interest income and lower income tax benefits were due mainly to the elimination of larger tax-exempt income gross-up amounts in the prior year.

Credit risk

Provision for credit losses

Provision for credit losses for 2018 is calculated in accordance with IFRS 9, while the provision for credit losses for 2017 was calculated in accordance with IAS 39.

Q3 2018 vs Q3 2017

The provision for credit losses was $943 million. Adjusting for the Day 1 provision on acquired performing loans, provision for credit losses was $539 million, down 6%.

Provision on impaired loans were $559 million, a decrease of $14 million due primarily to lower provisions in Canadian Banking and Global Banking and Markets, partially offset by higher provisions in International Banking. The provision for credit losses ratio on impaired loans improved four basis points to 41 basis points. Reduction in provision for performing loans of $20 million was primarily in International Banking. The provision for credit losses ratio improved five basis points to 40 basis points.

Q3 2018 vs Q2 2018

The provision for credit losses was $943 million compared to $534 million. Adjusting for the Day 1 provision on acquired performing loans, provision for credit losses increased $5 million or 1%.

Provision on impaired loans decreased $36 million or 6% due primarily to lower commercial provisions in all business lines, partially offset by higher retail provisions in International Banking. The provision for credit losses ratio on impaired loans was 41 basis points, a decrease of five basis points. Provision on performing loans increased by $41 million, due primarily to the movement of hurricane-related provisions to provision on impaired loans last quarter. The provision for credit losses ratio improved two basis points to 40 basis points.

Year-to-date Q3 2018 vs Year-to-date Q3 2017

The provision for credit losses was $2,021 million, compared to $1,713 million. Adjusting for the Day 1 provision on acquired performing loans, provision for credit losses decreased $96 million or 6%. The provision for credit losses on impaired loans increased $5 million relating primarily to retail portfolios in International Banking, mainly in Latin America, partially offset by lower provisions in Canadian Banking and Global Banking and Markets. Provision for performing loans decreased $101 million due primarily to the movement of hurricane-related provisions to provision on impaired loans last quarter, and improvements in credit quality this quarter. The provision for credit losses ratio was 41 basis points, a decrease of five basis points.

Capital ratios

The Bank’s Common Equity Tier 1 capital ratio was 11.4%, decreasing by approximately 60 basis points during the quarter, primarily from the acquisitions of BBVA Chile, Jarislowsky Fraser, and the operations of Citibank Colombia, partly offset by the common share issuance during the quarter.

The Bank’s Tier 1 and Total capital ratios were 12.8% and 14.5%, respectively, also declining during the quarter due to the above impacts to the CET 1 capital ratio.

As at July 31, 2018, the CET1, Tier 1, Total capital and Leverage ratios were well above OSFI’s minimum capital ratios.

Scotiabank Third Quarter Press Release 2018 7

Forward-looking statements

Our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2017 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results (including those in the area of risk management), and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “anticipate,” “intent,” “estimate,” “plan,” “may increase,” “may fluctuate,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, and the risk that predictions and other forward-looking statements will not prove to be accurate. Do not unduly rely on forward-looking statements, as a number of important factors, many of which are beyond the Bank’s control and the effects of which can be difficult to predict, could cause actual results to differ materially from the estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the economic and financial conditions in Canada and globally; fluctuations in interest rates and currency values; liquidity and funding; significant market volatility and interruptions; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary policy; legislative and regulatory developments in Canada and elsewhere, including changes to, and interpretations of tax laws and risk-based capital guidelines and reporting instructions and liquidity regulatory guidance; changes to the Bank’s credit ratings; operational (including technology) and infrastructure risks; reputational risks; the risk that the Bank’s risk management models may not take into account all relevant factors; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services; the Bank’s ability to expand existing distribution channels and to develop and realize revenues from new distribution channels; the Bank’s ability to complete and integrate acquisitions and its other growth strategies; critical accounting estimates and the effects of changes in accounting policies and methods used by the Bank as described in the Bank’s annual financial statements (See “Controls and Accounting Policies – Critical accounting estimates” in the Bank’s 2017 Annual Report) and updated by quarterly reports; global capital markets activity; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; unexpected changes in consumer spending and saving habits; technological developments; fraud by internal or external parties, including the use of new technologies in unprecedented ways to defraud the Bank or its customers; increasing cyber security risks which may include theft of assets, unauthorized access to sensitive information or operational disruption; anti-money laundering; consolidation in the financial services sector in Canada and globally; competition, both from new entrants and established competitors; judicial and regulatory proceedings; natural disasters, including, but not limited to, earthquakes and hurricanes, and disruptions to public infrastructure, such as transportation, communication, power or water supply; the possible impact of international conflicts and other developments, including terrorist activities and war; the effects of disease or illness on local, national or international economies; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. For more information, see the “Risk Management” section of the Bank’s 2017 Annual Report.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. The preceding list of factors is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. The forward-looking statements contained in this document are presented for the purpose of assisting the holders of the Bank’s securities and financial analysts in understanding the Bank’s financial position and results of operations as at and for the periods ended on the dates presented, as well as the Bank’s financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

8 Scotiabank Third Quarter Press Release 2018

Shareholder information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference call and Web broadcast

The quarterly results conference call will take place on August 28, 2018, at 8:00 am ET and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at (416) 640-5944 or toll-free, at 1-800-274-0251 using ID 6751615# (please call shortly before 8:00 am ET). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 28, 2018, to September 12, 2018, by calling (647) 436-0148 or 1-888-203-1112 (North America toll-free) and entering the access code 6751615#. The archived audio webcast will be available on the Bank’s website for three months.

Contact information

Investors:

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 775-0798

E-mail: investor.relations@scotiabank.com

Media:

For media enquiries, please contact the Global Communications Department at the above address.

Telephone: (416) 866-6806

E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario, Canada M5J 2Y1

Telephone: 1-877-982-8767

Fax: 1-888-453-0330

E-mail: service@computershare.com

Co-Transfer Agent (U.S.A.)

Computershare Trust Company N.A.

250 Royall Street

Canton, MA 02021 U.S.A.

Telephone: 1-800-962-4284

For other shareholder enquiries, please contact the Finance Department:

Scotiabank

Scotia Plaza, 44 King Street West

Toronto, Ontario, Canada M5H 1H1

Telephone: (416) 866-4790

E-mail: corporate.secretary@scotiabank.com

Scotiabank Third Quarter Press Release 2018 9

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

CONTACT INFORMATION:
Steven Hung	Brynne Moore
Scotiabank Investor Relations	Scotiabank Global Communications
(416) 933-8774	(416) 288-7564

10 Scotiabank Third Quarter Press Release 2018